SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 14 April, 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





ADDRESS TO SHAREHOLDERS AT THE ANNUAL GENERAL MEETING OF BP p.l.c. ON APRIL 14,
           2005 BY PETER SUTHERLAND, KCMG, CHAIRMAN, AND LORD BROWNE,

                             GROUP CHIEF EXECUTIVE


Introduction by Peter Sutherland


Good morning ladies and gentlemen. Welcome. Thank you for joining us at the 96th Annual General Meeting of BP p.l.c. here at the Royal Festival Hall.


I am Peter Sutherland. Seated on the stage with me in the front row, on my left, are John Browne, group chief executive; Byron Grote, chief financial officer; DeAnne Julius, chairman of the Remuneration Committee; and Sir Robin Nicholson, her predecessor as chairman of the Remuneration Committee.


To my right, in the front row, are David Jackson, our company secretary; Ian Prosser, deputy chairman, senior independent director and chairman of the Audit Committee; and Walter Massey, chairman of the Ethics and Environment Assurance Committee.


Regrettably our newest director Douglas Flint is unable to join us today due to a long standing prior engagement. Also Michael Wilson has been required to attend to urgent business in Canada, which means that he too cannot be with us. Both Douglas and Michael have asked me to give their apologies to the meeting. All the other members of the Board are on the stage with us.


Our two longest serving directors are joining us for the last time. Sir Robin Nicholson and Chuck Knight are standing down as directors at the conclusion of the meeting.


Before we move to any business, I have a brief safety message for you. In the unlikely event that an emergency evacuation is required, the House Manager will make an announcement from this stage. Please remain in your seats until the announcement has been completed. The hall stewards will direct you to your nearest safe exit. Please keep your admission ticket with you at all times.


Safety is of prime importance to all of us at BP. Safety briefings such as the one that I have just given precede all our meetings at external venues. We strive to ensure that all those who work for us or with us may carry out their work without harm.


The explosion last month at our refinery in Texas City, our largest refinery in the United States is a tragic and shocking reminder of the consequences of things going wrong. 15 people were killed and many more, around 70, were injured as a result of the explosion and the fire. Some seriously. On behalf of the Board, I and indeed all of BP, take this opportunity to offer our sincere condolences to the families of those concerned, to our colleagues and to the community of Texas City.


Events such as this demonstrate that however good the team and the processes that have been developed, we can never be complacent.


I am not going to comment further on Texas City as it is now a matter of investigations, by BP and by the State and Federal Authorities in the United States. We will report on this fully when we are able to do so.


So what of BP in 2004? A number of adjectives have been used to describe the performance of the Company against a background of sustained high oil and gas prices. All are entirely appropriate for what, financially, has been the best year in BP's history.


John Browne will shortly be describing the company and its strategy. The excellent achievements so far confirms that creating a company with global reach was the right strategy.


It is the Board's confidence in this strategy and the position of the Group generally that underpins our decision to make a step-change in the dividend that we pay to shareholders. Our policy of returning value to shareholders through dividends and buybacks will continue. John will be commenting on this issue in his remarks. From my perspective the buyback programme and the increased dividend gives all shareholders the opportunity to be part of the success of the Company and addresses the concerns that were raised at our meeting last year.



BP's business is both global and complex. It places huge demands on the intellect and stamina of the executives who lead the Company. We are fortunate to have an executive team of such great quality lead by an exemplary chief executive. These are words that I do not use lightly. A business like ours would be difficult to manage without individuals such as these.



This is the first year in which British companies have had to meet the requirements of the new Combined Code. We have taken this opportunity to describe the activities of the Board and its committees in even greater detail. We have also endeavoured to give more detailed descriptions of the individual members of the Board and the contributions that they make. You will see that we have changed the membership of some of our committees; and as a consequence of Robin Nicholson's retirement, De Anne Julius has taken the chair of the remuneration committee.



I am sure that we will develop the manner in which we report these matters to you our shareholders. It is important to remember that the goal of the Higgs Report on improving corporate governance was to increase the transparency over how companies governed themselves, to give an insight into the effectiveness of the board and the manner in which the directors, particularly the non-executives, discharge their roles. The idea was not to create a new compliance industry!



The advent of the Operating and Financial Review in the coming years will create a similar challenge. Companies will need to shape disclosure in such a way that it stays relevant and focussed. Shareholders can reasonably expect to have a description of the material risks and uncertainties which face the company in which they have invested. Just as with the Revised Combined Code it may take a little time for companies to find the right balance, dialogue in this area is something which should be encouraged.



Perhaps I am being unduly optimistic when I say that the goal should be that reporting should become a pleasure and not a chore. Companies stand at the centre of the economy. They should be pleased to describe what they do to their owners and rightly demonstrate that they are a force for good rather than the contrary position which is often portrayed.



From these remarks you will know that reporting is important to BP. Companies must be transparent when it comes to how they are governed and how they conduct their business.



We have moved from a time when it was simply enough to assert that all was well. Companies now need to show rather than to simply tell. Not only do we wish to report fully to our shareholders, but we take pride in describing to others, whom our activities touch, the steps that we are taking to be responsive to their interests. The BP Sustainability Report 2004 covering the period to December 2004 was published on Monday of this week. You will be able to find copies of this Report outside the Hall. The Sustainability Report is a further development in transparency for our business. I commend it to you.



In last year's Annual Report, I described the plans we had for Board succession. Two new non-executive directors have joined the board since the last AGM. Tom McKillop joined us in June last year and Douglas Flint in January this year. Tony Burgmans, of course had joined us in February 2004. These are three important appointments which reinforce the Board's skills. Each of these new directors brings a very broad experience of global business whilst being able to make specific contributions in the fields of technology and engineering, finance and accounting and marketing. I trust that you will join me in welcoming them.



During the summer Dick Olver stood down as an executive director on being appointed Chairman of BAE Systems PLC. Dick had an eminent career with BP spanning some 30 years. He joined the Board in 1998 when he took over responsibility for the upstream business. In 2003 he became Deputy Chief Executive. We certainly miss Dick's robust, yet measured contributions to our discussions. He already seems to have his hands full at BAE! Dick has our thanks, and our best wishes go to him and Pam for the future.



In July we were pleased to welcome Iain Conn to the Board. Iain is responsible for a wide portfolio of activities within BP including Technology, Health and Safety, Environmental matters and Human Resources; together with Regional responsibility for Europe and Russia. Iain was previously accountable for the Petrochemicals segment. Iain, together with Tom and Douglas, substantially reinforces the Celtic representation around the Board table!



Today we say farewell to Robin Nicholson and Chuck Knight. It is difficult to describe the contributions that both these men have made to BP and its Board. Both joined the board in October 1987, at this time British Petroleum p.l.c. was a very different company to the BP of today. The intervening years have seen a dramatic transformation of the company. Their perspective on this period of remarkable growth and evolution has been invaluable to the Board and I believe to John and his management team.



Chuck was the first US national to join the BP board as a non-executive director. He has led his business, Emerson, from success to success and is rightly now recognised as one of the leading businessmen in the United States. Chuck has been a source of great wisdom and business insight to the board.



Likewise, Robin has made an immense contribution to BP. Recently he has been the chairman of the Remuneration Committee, leading the wide ranging review of remuneration policies for executive directors and the successful development of policy on the renewal of the new long term plan which is before you today.



Robin has also chaired the BP Technology Advisory Committee on behalf of the Board where his training and scientific background utilised to the full have made a major contribution to our thinking and developments in this area. I am delighted that Robin has agreed to continue in this role after his retirement from the Board.



In these brief words it is not possible to sum up the contributions that Chuck and Robin have made. They leave with all our thanks; and with best wishes to them and to Yvonne and Joanne for the future.



So, to the business of the meeting. We have a formidable agenda to consider, some twenty four resolutions. You will know from our meeting last year that in the interests of transparency and good governance, it was agreed that all directors should offer themselves for re-election annually. This decision has clearly added to the number of resolutions before the meeting today. Indeed a shareholder commented last year, that he intended to vote against the necessary change to the Articles as he was appalled at the thought of spending hours discussing the appointment of each director.

I do believe, however, that we should be able to move through all of the resolutions today in a timely manner, while ensuring that all present whether shareholders, proxies or corporate representatives have a full opportunity to discuss the business before the meeting and gain an insight into the performance of the company.

Now, I will ask John Browne to speak on our performance in 2004, and the year ahead.





Remarks by Lord Browne



Thank you, Peter.   Ladies and Gentlemen, it is again a great pleasure to be
able to report to you about the purpose, strategy, results and some future prospects of your company.



Our purpose is to provide better goods and services in the form of light, heat, power and mobility to the increasing numbers of people around the world who both want and can afford these things, and through this activity, to deliver shareholder value on a long-term basis.



To succeed, we need to do this in a way which is profitable, consistent and sustainable. To deliver profitable performance, we provide high quality products in an effective way - maximising revenues and minimising costs. To deliver consistent performance, we invest at a rate which supports an appropriate level of long-term growth, while balancing this with your returns.



To deliver sustainable performance: we invest for the long-term; attract and retain the best people; work with others towards a sustainable natural environment; and build trust through relationships built on mutual advantage which bring benefits to everyone concerned.



In enacting our strategy, we must also act responsibly, both in our business operations as well as in the actions we take on those important external issues where our contribution can make a difference.



Climate change is a good example. A more complete outline of what responsibility means for BP is provided in the Sustainability Report which I launched earlier this week in London and copies of which are provided for you today.



2004 was an outstanding year for our company. Our financial results for 2004 demonstrate the effectiveness of our strategy:



-      replacement cost profit of $15.4 billion, a record, up by 24 per cent;

-      strong post tax cash flow of $23 billion, up 43 per cent;

-      a quarterly dividend of 8.5 cents per share, up by 26 per cent;

-      share buybacks of over $7.5 billion;

- and a strong balance sheet with gearing at 22 per cent, at the bottom of our target range.



Those achievements have been helped by favourable trading conditions. But they couldn't have been delivered without the internal improvements which have been achieved over the last decade. Those are down to strategy and to the disciplined way in which we've pursued it. And that approach will continue. We believe we have the right strategy and we are determined to maintain the discipline we've followed so far.



So 2004 was an outstanding year for BP but, of course, that success has been overshadowed by the explosion at our refinery in Texas City a month ago. As Peter has said, several people died and many were injured. Our immediate priority is to support and help the bereaved, the injured, and all those affected.



We are conducting our own detailed investigation into the accident in parallel with the investigations being carried out by various US authorities. We will publish the results of our investigation. We want to know exactly what went wrong and to use that knowledge to improve our safety procedures there and everywhere else.



I visited Texas City the day after the accident and I talked to some of the people most directly affected. I think it was the saddest and most moving day of my entire career in BP.



I want to reiterate what I said then. I deeply regret this tragic event. BP takes responsibility for what happens at its sites. We want BP to be a safe place to work. So as well as mourning for those we have lost, we are determined to learn from this tragedy and improve our safety record.



Now let me go back to 2004 and talk about the context in which we have been operating.



World economic growth in 2004 was strong and oil demand growth was the strongest it has been for almost 30 years. Oil demand was met without interruption, but the level of spare capacity - that is, production held back by OPEC - was below historic levels.



2005 is expected to show more moderate oil demand growth as world economic growth reverts to trend, although over the first three months of the year demand has remained strong and oil prices have reflected that by averaging over $47 a barrel.



The prospects for oil price will depend on the strength of underlying supply, demand growth, OPEC politics and perception of risk to political stability in the key producing areas.



On supply, non-OPEC production is expected to continue to grow in aggregate.
For the next three years, this net growth is estimated to be about 1 million barrels per day each year - broadly similar to the average increase over the last five years. Growth in Russian production is expected to continue, but at a somewhat slower pace than in the recent past. And OPEC's total production capacity should also grow.



The level of demand will determine how much spare capacity is available. If the annual increase in demand reverted to its historic norm, increased OPEC capacity should allow for a gradual rebuilding of global spare capacity to a level more like the 3 million barrels per day that has prevailed for the last decade.



We've concluded on the basis of the supply/demand balance and OPEC's five year track record of maintaining production discipline, that oil prices are likely to have a support level of around $30 a barrel for at least the medium term.



As far as BP is concerned, we are continuing to use an oil price of $20 a barrel for the purpose of testing projects and planning our activity level in the Exploration and Production segment. This allows us to maintain a portfolio of activities with strong returns.



Turning now to strategy. A key strategic judgement is striking the balance between the level of investment and the level of cash we distribute to shareholders.



This balance is driven by consideration of the appropriate level of growth in what is a maturing industry. Too fast a growth rate is likely to be unsustainable, and too low a growth rate could hand competitive advantage to others.



But growth is not an end in itself. The essence of our strategy is to keep providing better goods and services in a highly competitive way. Our challenge is to add new sources of cash flow to existing ones with the new sources having cash returns at least as good as the existing ones. We've identified a strong set of opportunities to do that over the medium and longer term.



The outcome of all this is that we have confidence in BP's ability to perform sustainably, not just for the next few years but for the longer term.



Let me summarise the operations and prospects for our four main businesses. Turning first to Exploration and Production



2004 was the twelfth consecutive year in which our reserves have been replaced at over 100 per cent as presented under UK Statement of Recommended Practice ("SORP").



We've made major discoveries in Egypt, Sakhalin in Russia, and in the deepwater Gulf of Mexico, which are creating exciting opportunities for the future. We've also made significant discoveries in Trinidad and in Angola. In total we added over 1 billion barrels oil equivalent of resources in 2004.



At the end of 2004 our reserves, under SORP, stood at 18.6 billion barrels of oil equivalent. On top of those reserves we have a portfolio of non proved resources of over twice that amount - some 39 billion barrels of oil equivalent. We have a strong track record of converting these resources into reserves, and adding new resources from success in exploration.



This significant base is of high quality, and gives us confidence that it has the potential to continue to grow production over at least the next ten years even if we don't go into new geographic areas. This underpins our confidence in the future.



Now a brief word on our significant set of 15 new major projects in our new profit centres, primarily the deep water Gulf of Mexico, the Caspian, Angola, Trinidad and Algeria.

These are on track to add significantly to production in 2005 and beyond. Early this year we approved our share of the investment in the Tangguh gas project in Papua, Indonesia and later this year we expect to approve further developments in Angola and Australia.



Turning now to Russia. Oil production by TNK-BP grew by 14 per cent in 2004 and we expect production to continue to grow by around 5 per cent in 2005.



Capital expenditure in TNK-BP, which continues to be self-funding, grew to $1.5 billion in 2004 and is forecast to increase further, to approximately $1.8 billion in 2005, as new prospects are developed for the future.



Now, over 18 months into the joint venture with Alfa Access-Renova, significant positive changes have taken place in TNK-BP's organisation, the system of internal control, the ability to plan, the approach to safety and environmental issues, and the application of new technologies. While there are always uncertainties, our constructive relationship with Russia and our joint venture continues to strengthen.



Since the formation of TNK-BP, the total investment we've made has been $5.3 billion and total dividends we've received have been $2.2 billion.



Overall for the E&P business, production is on track with our previous estimates; the absolute level will depend on price, divestments and other factors such as unusual weather effects. Production grew by 11 per cent in 2004 to 3.9 million barrels oil equivalent per day.



Our expectation for 2005, based on our $20 a barrel planning basis, is that reported production will be between 4.1 and 4.2 million barrels of oil equivalent per day before any divestments.



Turning now to the Refining and Marketing Segment. Firstly, refining. Once we have divested the Lavera and Grangemouth refineries the majority of our remaining refining capacity will be located in the United States. That refining capacity is structurally advantaged, and when compared to competitors, our refineries are in the top quartile on margins and return on investment.



In Europe, without Lavera and Grangemouth, our position should improve considerably. We've built this strong portfolio by focusing on the quality, flexibility and location of our refineries.



In retail we continue to improve our products and services and will only operate where we have competitive advantage. We continue to rationalise our network with the divestment of 700 underperforming sites in 2004, and will continue to get out of weaker market positions.



In the places we're investing, we are seeing significant growth above market in our store sales, including on our BP Connect sites. The sales of our premium gasoline and diesel, Ultimate, also continue to grow strongly. We still enjoy a number one position in the UK with a 16 per cent market share.



Now turning to gas. Our global gas sales increased to 32 billion cubic feet per day in 2004. Going forward, we expect medium term growth of 2 to 3 per cent a year which is in line with growth in global gas demand.



We continue to be the leading gas marketer in North America - our number one market, anchored by strong upstream positions in the Gulf of Mexico, the Mid-Continent, the Rockies, Canada, and Trinidad.



And our plans for LNG are on track both in the Atlantic Basin and in the Pacific Basin, where we're concluding sales agreements with China, Mexico and South Korea for the gas from Tangguh in Indonesia.



Next, Petrochemicals and first, Olefins and Derivatives. Almost all of our existing interests in these activities will form the basis for the new holding company, called Innovene, which we plan to divest. Innovene will also include the refineries at Grangemouth and Lavera, and that will allow it to capture additional synergy value across the two sites. The formation of Innovene is proceeding on track for divestment during the second half of 2005, probably by way of an IPO, subject to market conditions and necessary approvals.



In the high growth Aromatics and Acetyls business, BP enjoys leading market shares and technologies. The business produces important building blocks for products which enhance our daily lives - products such as light weight bottles for carbonated drinks. We are retaining this business and investing in it to maintain our leadership position.



We expect capital expenditure in 2005 to be around $14 billion; the exact level will depend on the level of the dollar and our continuing track record of offsetting normal underlying inflation of around 2 per cent per annum. Proceeds from divestments, with the exception of those from Innovene, are not presently expected to be large.



Let me now turn to distributions. The Group's dividend policy is to progressively increase your dividend. In pursuing this policy, we're guided by several considerations, including:



-          the prevailing conditions of the Group;

-          our future investment patterns and sustainability;

-          and finally, the future trading environment.



These considerations led us to the conclusion that the Group should make a significant one time step change in the level of the quarterly dividend from the
7.1 to 8.5 cents per share to be paid in the first quarter of 2005. We expect to grow the dividend from this point in line with our view of future sustainable performance. We estimate that this level of dividend allows us to maintain prudent earnings cover even if oil prices went down to $20 a barrel.



We determine and pay our dividend in the functional currency of the Group, namely dollars. However, many of our shareholders, including most of you here with us today, are sterling based and clearly the dollar's weakness has had an impact on your sterling cash flows. This one time step change will be to your benefit.



This new level of dividend means that dollar based investors will have seen a 26 per cent increase in the dividend paid in the first quarter compared with last year. For sterling investors the increase is 23 per cent.



And, we remain committed to returning 100 per cent of excess free cash flow to our investors so long as oil prices remain above $20 a barrel, all other things being appropriate.



We could use some of the excess free cash flow, for example, for material acquisitions if we saw opportunities which fitted the strategy, but we see no such opportunities at present.



Between the completion of the Arco acquisition in 2000 and the end of March this year we've bought back some 1.8 billion shares for $15.6 billion, reducing the number of shares in issue by around 8 per cent.



To summarise. 2004 was an excellent year for BP. Our success so far is due to the combination of strategy and discipline. Over the past few years we've built a strong base for the Group with material assets and markets into which we're investing.



Importantly, in spite of the significantly better than expected trading conditions, we are maintaining a disciplined approach to the execution of our strategy, and consequently making sure that excess free cash flows are appropriately distributed to shareholders.



None of this could have been achieved without the outstanding team of 103,000 BP people that it's my privilege to lead. Some of them are with us here today and I would like to thank every one of them for the major contribution they've made to our success. And I would like to thank you, our shareholders, for the continuing confidence you have shown in us.



There is growing momentum in our activities and growing confidence in our future. Our commitment to the combination of strategy and discipline, to deliver long term shareholder value, is unchanged. And that's why I can still say with great confidence that the best is yet to come.



Thank you very much.


                                    - ENDS -



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 14 April, 2005                             /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary